SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
          UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                      (Amendment No. ___)



                         Power-One, Inc.
                        (Name of Issuer)


                          Common Stock
                 (Title of Class of Securities)


                            739308104
                         (CUSIP Number)




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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Steven J. Goldman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not applicable                               (a) [ ]
                                                       (b) [ ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen


 NUMBER OF        5    SOLE VOTING POWER
   SHARES                           1,822,097
BENEFICIALLY      6    SHARED VOTING POWER
  OWNED BY                                  0
    EACH          7    SOLE DISPOSITIVE POWER
 REPORTING                          1,822,097
  PERSON          8    SHARED DISPOSITIVE POWER
   WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,822,097 Shares of Common Stock

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.2% of Common Stock (see response to Item 4)

12   TYPE OF REPORTING PERSON*
                IN

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Item 1(a).   Name of Issuer:

             Power-One, Inc.


Item 1(b).   Address of Issuer's Principal Executive Offices:

             740 Calle Plano
             Camarillo, California 93012


Item 2(a).   Name of Person Filing:
Item 2(b).   Address of Principal Business Office:
Item 2(c).   Citizenship:

             Steven J. Goldman
             740 Calle Plano
             Camarillo, California 93012
             (United States Citizen)

Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             739308104

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Item 3.      If this statement is filed pursuant to Rules
             13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a)   [ ]  Broker or Dealer registered under Section 15 of
                  the Act:

                      Not applicable

       (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act:

                      Not applicable

       (c)   [ ]  Insurance Company as defined in Section
                  3(a)(19) of the Act:

                      Not applicable

       (d)   [ ]  Investment Company registered under Section 8
                  of the Investment Company Act:

                      Not applicable

       (e)   [ ]  Investment Adviser registered under Section 203
                  of the Investment Advisers Act of 1940:

                      Not applicable

       (f)   [ ]  Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund (see 13d-1(b)(1)(ii)(F)):

                      Not applicable

       (g)   [ ]  Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G) (see Item 7):

                      Not applicable

       (h)   [ ]  Group, in accordance with Rule
                  13d-1(b)(1)(ii)(H):

                      Not applicable.

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Item 4.      Ownership

       Steven J. Goldman

             (a)  Amount beneficially owned:  1,822,097 Shares
                  Common Stock.

             (b)  Percent of class:  11.2% of Common Stock.

             (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                  1,822,097 shares of Common Stock

                  (ii)  Shared power to vote or to direct the
                  none

                  (iii) Sole power to dispose or direct the disposition of: 1,822,097 shares of Common
                  Stock

                  (iv) Shared power to dispose or to direct the disposition of: none

Item 5.      Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person.

                  None.

Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on by the
             Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the
             Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Not applicable.

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                            SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 6th day of February, 1998.




                                   /s/ Steven J. Goldman
                                   Steven J. Goldman